Meridian Gold Inc. 9670 Gateway Drive Suite 200 Reno, Nevada 89521-8953 (775) 850-3777 (775) 850-3733 Fax

August 5, 2005
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold Inc. (the “Company”)
Form 40-F for the year ended December 31, 2004
File March 28, 2005
Response Letter Dated May 25, 2005
File No. 1-12003
     We received your letter dated June 30, 2005 concerning your comments on our annual report on Form 40-F for the year ended December 31, 2004 and our response dated May 25, 2005 to your letter dated April 27, 2005. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.
40-F for the Fiscal Year Ended December 31. 2004
Narrative Description of the Business
Accounting for the Impairment of Lonq-Lived Assets, page 12
1.	We have reviewed your response to prior comment number 14. It continues to be unclear why your acquisition of Brancote Holdings PLC does not represent an acquisition of a business. Additionally, if it is not the acquisition of a business, please explain why the purchase method of accounting applies. Please provide us with a comprehensive analysis to support your conclusions that Brancote Holdings PLC is not a business at the time it was acquired and why the transaction is accounted for under the purchase method of accounting. Address both US and Canadian GAAP in your response.
     With respect to the first part of your comment, as mentioned in our response to your previous comment letter, when we purchased the shares of Brancote Holdings PLC (“Brancote”), we effectively purchased the net assets of Brancote because, at the time of the acquisition, Brancote did not meet the definition of a business under EIC 124 “Definition of a Business” in Canada and EITF 98-3 “Determining Whether a

Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in the US. EIC 124 states:
“On the second issue, the Committee reached a consensus that, in an acquisition of net assets or equity interests of an enterprise resulting in control, the guidance in the discussion below should be used to evaluate whether the transferred set of activities and assets constitute a business.
A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:
Inputs
a.	Long-lived assets, including intangible assets, or rights to the use of long- lived assets. (Long-lived assets include buildings, equipment, licenses, capital leases of lessees, long-lived assets of lessors subject to operating leases, proved oil and gas properties and long-term prepaid assets.)

b.	Intellectual property.

c.	The ability to obtain access to necessary materials or rights.

d.	Employees.
Processes
e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
Outputs
f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.
A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.
The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set. In other words, it is not relevant to the evaluation of whether the transferred set is a business whether the transferee will actually operate the set on a stand-alone basis or intends to continue using the transferred set in the same manner as the transferor.
If all but a de minimis (say, three percent) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.”
     As noted above, EIC 124 indicates that to qualify as a business acquisition, the transferee must have acquired inputs, processes and outputs. In our case:
Inputs — we purchased development-stage (i.e. non-producing) mineral properties, which would qualify as inputs.
Processes — we did not acquire strategic management processes, operational processes or resource management processes. Through the purchase of Brancote, we did not acquire resource management and operational processes for exploration and development activities or to convert mineral resources into precious metals necessary for “normal, self-sustaining operations”.
Outputs — there were no outputs from the acquired asset, as the property was not advanced enough to be able to generate any revenues yet.
     As two of the three qualifiers were not met and these two factors are significant in the determination of a business, the acquisition did not qualify as a purchase of a business and accordingly, we accounted for the acquisition of Brancote as the purchase of Brancote’s net assets. As Brancote was not considered a business at the time of the acquisition, no amount of the purchase consideration was allocated to goodwill. The consideration given (being the quoted market value of our shares issued plus transaction costs) was allocated to the assets acquired and liabilities assumed, including the related income tax effects, with substantially all of this being allocated to the Esquel property.
     As we have established that the acquisition of Brancote was not a purchase of a business, we now turn to the second part of your question, why the purchase method of accounting was used. Although paragraph 8 of CICA 1581 “Business Combinations”, indicates that “a business combination does not include the purchase of a single asset or a group of assets that does not constitute a business”, paragraph 10 describes the purchase method of accounting for a business combination as “... follows the concepts normally applicable to the initial recognition and measurement of assets acquired, liabilities assumed or incurred, and equity instruments issued ...”.

Accordingly, although Brancote does not constitute a business, concepts similar to the “purchase method of accounting” were used to account for the acquisition.
     In the our case, mining properties are considered property, plant and equipment under paragraph 6 of CICA 3061 “Property, Plant and Equipment”, and accordingly, the acquisition of the Esquel project has been accounted for in accordance with paragraphs 16 through 18 of CICA 3061 and paragraphs 43 through 45 of CICA 3465 “Income Taxes”. The other assets acquired and liabilities assumed, which were considered de minimis, were accounted for at their fair value (although EIC 110 “Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations”, was applied to account for certain tax benefits acquired). We referred to using the “purchase method of accounting” in our footnote for the acquisition of Brancote because in essence, that is how the acquisition was accounted for.
     We understand the response above would be equally applicable to U.S. GAAP.
Esquel. page 20
2.	We have reviewed your response to prior comment number 2. We note that you continue to need to “secure the necessary permits.” Please explain, in detail, whether or not you have legal feasibility on this project. It is our understanding that in March of 2003 the province banned the use of open pit mining and the use of cyanide in processing operations. Please explain why this did not result in impairment in the assets associated with this project and that there are proven and probable reserves.
     We completed an economic feasibility study in the fourth quarter of 2002, and publicly filed a technical report for the Esquel property in May 2003 (available on www.SEDAR.com) which substantially contains the information used in the determination of our reserves. The original mine plans continue to be valid under Argentine mining laws. However, as we mentioned in our response dated May 25, 2005, we are in the process of developing alternative mine plans to address public concerns raised subsequent to the completion of our feasibility study.
     Canada’s prevailing instructions for reserve determination is National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.
     Canada’s National Instrument 43-101 Part 1.4 defers the definition of ‘mineral reserve’ to the Canadian Institute of Mining, Metallurgy and Petroleum’s CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 or as amended. The CIM Standards on Mineral Resources and Reserves Definitions and Guidelines states
“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified. A Mineral

Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”
”... The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all government approvals have been received. It does signify that there are reasonable expectations of such approvals.”
     We maintain that the mineral deposits on our Esquel property could be economically and legally extracted and have reported reserves based on our original feasibility study.
     In your letter dated June 30, 2005 you referred to a law in the Province of Chubut in which the province banned the use of open pit mining and the use of cyanide in processing operations. Law No. 5001 of the Province of Chubut (hereinafter, “Law 5001”), enacted on March 2003, bans open pit mining activities throughout the provincial territory, as well as the use of cyanide. In the opinion of our legal counsel in Argentina, Law 5001 is unconstitutional since it violates the Company’s property rights and has effects similar than those of an expropriation. In addition, it also violates the National Constitution’s supremacy principle, since the National Congress has exclusive powers to enact the mining legislation.
     Futhermore, Law 5001 violates the Federal Mining Agreement (FMA) enacted by the National Law 24.448. The FMA was ratified by the Legislature of the Province of Chubut and, as a piece of intra-federal law, prevails over provincial laws. Therefore, the FMA prevails over Law 5001.
     It should also be borne in mind that, under Argentine law, the laws enacted by the National Congress or by the provincial legislatures cannot have retroactive effects if they violate vested rights. Law 5001 does violate the Company’s preexisting property rights, and has effects similar than those of an expropriation. In addition, Law 5001 violates the Investment Protection Treaty executed between the Government of Canada and the Republic of Argentina.
     It should also be taken into account that, in order to be fully operative, Law 5001 would need to be regulated through an implementing decree in order to set forth the allowed uses of the provincial land, which to date has not been done.
     Based upon the foregoing, we have a reasonable expectation that the required approvals may be obtained, we have legal feasibility for the project and the project is not impaired.
Financial Statements
Statements of Operations, page 26
3.	We have reviewed your response to prior comment number 5. Please expand your reconciliation to US GAAP to highlight this reporting difference.

     In our letter dated May 25, 2005, we referenced SAB Topic 1 “Financial Statements” D. “Foreign Companies” 1. “Disclosures required of companies complying with Item 17 of Form 20-F” which reads:
“Question: Assuming that the registrant’s financial statements include a discussion of material variances from U.S. GAAP along with quantitative reconciliations of net income and material balance sheet items, does Item 17 of Form 20-F require other disclosures in addition to those prescribed by the standards and practices which comprise the comprehensive basis on which the registrant’s primary financial statements are prepared?
Interpretive Response: No. The distinction between Items 17 and 18 is premised on a classification of the requirements of U.S. GAAP and Regulation S-X into those that specify the methods of measuring the amounts shown on the face of the financial statements and those prescribing disclosures that explain, modify or supplement the accounting measurements. Disclosures required by U.S. GAAP but not required under the foreign GAAP on which the financial statements are prepared need not be furnished pursuant to Item 17.”
     We believe that our reconciliation to U.S. GAAP identifies, on a comprehensive basis, those items in which the methods of measuring the amounts are different between Canadian and U.S. GAAP and that additional disclosure is not necessary for the presentation of cost of sales and depreciation, depletion and amortization.
Statement of Cash Flows, page 28
4.	We have reviewed your response to prior comment number 6 and do not believe you have addressed our comment. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income or loss, and only includes “items not effecting cash.” Accordingly, we reissue our prior comment in its entirety.
We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from operating activities. Support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.
     As previously noted, our statement of cash flows has been prepared in accordance with the indirect method described in paragraph 22 of CICA 1540 “Cash Flow Statements”. CICA 1540 does not identify a requirement for, nor does it prohibit the use of, subtotals within the body of the text. Example 1 in CICA 1540 illustrates the preparation of cash flow statements using the indirect method, with sub-totals presented for the total non-cash items and for the total changes in operating working capital amounts. However, the lead-in to the example indicates “other formats or levels of detail may be appropriate in other circumstances”.

     Our approach is similar in principle to that demonstrated by the CICA in their example with the primary difference being the inclusion of net income in our non-cash items subtotal. This presentation is not uncommon among Canadian companies and we intend to continue to use this format.
Note 1-Siqnificant Accounting Policies
(e) Cash, Short-Term Investments, and Long-Term Investments, page 29
5.	We have reviewed your response to prior comment number 7. Please provide us with a quantified analysis of your proposed changes. Specifically explain how your proposed change differs from the amounts currently reported, and to the extent that you continue to classify these securities as cash and cash equivalents, please support your conclusion. Finally, indicate when you propose to make this change. We may have further comment. As previously requested, address your accounting for both US and Canadian GAAP.
     In our previous response, we quantified the auction-rate securities held at year-end and discussed where they were classified on the balance sheet ($55.9 million of auction rate securities were included as cash equivalents and $17.9 million of auction rate securities were included as short-term investments at December 31, 2004). The proposed change is to classify all auction-rate securities as short-term investments (assuming the next auction date is within 365 days of the period, which is typical).
     In the second quarter of 2005, we adopted the accounting recommended by the SEC to classify all auction-rate securities as short-term investments instead of cash equivalents (assuming the next auction date is within 365 days of the acquisition date). Note 2(c) to our interim financial statements is as follows, which clearly indicates the effect for the periods reported.
2(c) Cash equivalents and short-term investments
During the three months ended June 30, 2005, the Company retroactively reclassified its auction rate securities held from cash equivalents to short-term investments. Auction rate securities are variable rate bonds that have interest rate resets through a modified Dutch auction, at pre-determined short-term intervals, usually every 7, 28 or 35 days, although they may exceed 90 days. Auction rate securities are callable at par on any interest payment date at the option of the issuer. The Company historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, based on the Company’s ability to either liquidate its holdings or roll its investment over to the next reset period.
Based upon a re-evaluation of these securities, the Company has reclassified its auction rate securities, from cash equivalents to short-term investments for each of the periods presented in the accompanying consolidated balance sheets and consolidated statements of cash flows. Auction rate securities totaled $38.0 million at June 30, 2005, $45.6 million at March 31, 2005 and $73.7 million December 31, 2004 and $88.9 million at June 30, 2004, $80.6 million at March

31, 2004 and $121.3 million at December 31, 2003. At March 31, 2005 and December 31, 2004, auction rates securities of $18.0 million and $17.9 million, respectively, were already classified as short-term investments because the next auction dates for these securities were scheduled for more than 90 days into the future. Purchases of investments and sales of investments, included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities in cash flows from investing activities during each of the periods presented.
     We intend to include disclosure for auction-rate securities in future filings as appropriate.
(f) Inventory, page 29
6.	We have reviewed your response to prior comment number 8. Please expand your response to address whether or not amortized mine development costs are capitalized as a cost of your inventory.
     As requested, our response to prior comment number 8 has been expanded to address your further comment, as follows:
     Stockpiled ore is currently being carried at average production cost per tonne using the LIFO method, as that cost is lower than net realizable value after an allowance for additional processing costs. The cost of stockpiled ore includes all costs of extracting the ore from the mine. However, no depreciation is allocated to stockpiled ore inventory as the Company uses third party contractors to extract the ore and the mining equipment in use is owned by the contractors. Accordingly, depreciation of mining equipment used in the extraction process is included in production costs as part of the costs billed from the contractor. The Company does not include any indirect costs in stockpiled ore inventory, as the amounts involved would not be significant. Amortized mine development costs are not capitalized as a cost of our stockpiled ore inventory or finished goods inventory (although depreciation of the processing plant and equipment, on a straight-line basis, is capitalized as part of our finished goods inventory).
     Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill.
     In light of your comment, we will expand the disclosure in the accounting policy note l(f) to include the nature of the cost elements and basis of charging those costs to cost of sales in future filings.
(g) Mineral Property, Plant, and Equipment page 29
7.	We have reviewed your response to prior comment number 9. Please explain when a unit is considered “produced” to trigger recording depreciation, depletion and amortization expense when a unit is classified as stockpiled ore or will not be immediately sent to the mill.

     Depreciation, depletion and amortization of mine development assets amortized on a units-of-production basis is recorded when a unit (a tonne of ore) is extracted (“produced”) from the mine regardless of whether the ore is added to the stockpiled ore inventory or sent directly to the mill.
     We believe we have adequately responded to your comments. If you should have any additional question after reviewing our responses please contact us.
Sincerely,
/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.